Stoecklein Law Group, LLP
Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

May 2, 2012

Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re:           Giggles N Hugs, Inc.
Amendment No. 1 to Form 8-K
Filed January 9, 2012
Form 10-Q for Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 000-53948

Dear Mr. Dobbie,

This correspondence is in response to your letter dated February 3, 2012 in reference to Giggles N Hugs, Inc.’s (the “Company”) filings of the Amendment No. 1 to Form 8-K filed on January 9, 2012 and Form 10-Q for the quarter ended September 30, 2011 filed on November 14, 2011.

We have keyed our responses to your comment items in their original numeric order.

Amendment No. 1 to Form 8-K Filed January 9, 2012

Description of Business, page 2

Business Overview, page 3

1.
We note references to “magically designed, fun, spacious, upscale,” “popular destination,” “attentive service,” “a great and memorable experience,” “vast toys,” “posh,” “appealed to” numerous celebrities, “successful launch,” “gourmet,” “delicious,” and “pristine” on page 3, “upscale,” “comfortably and happily,” “sleek,” “[t]he uniqueness of a child’s imagination can run wild,” “exceptionally designed,” “exclusive,” “magical,” “let their imagination run wild,” “highly skilled,” “inspirational,” “keep the fun times rolling,” “a magical, whimsical feeling, while maintaining an aura of sophistication,” “appetizing,” and “exceptional” on page 4, “goes beyond great lengths,” “great” for all special events, “‘marquee’ locations,” and “efficiently grow” on page 5, “invaluable,” “aggressive and creative promotional strategy,” “already-popular,” on page 6, “extremely popular” on page 15, “praised and revered” on page 17, and similar statements elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Response: The Company has revised its disclosure to remove any marketing type language.

2.	Please remove the last sentence from the second paragraph on page 3 as such marketing language is not appropriate.

Response: The Company has removed the last sentence in the second paragraph on page 3 of its filing.

3.	Please delete the last sentence of the fourth paragraph on page 3 unless those persons are endorsing your company and you have their consent to being named in your public filings.

Response: The Company has removed the last sentence of the fourth paragraph on page 3 of its filing.

4.
With a view to revised disclosure, please explain to us what you mean by “rated amongst the best family and kid-friendly restaurants by City Search” in the first sentence of the fourth paragraph on page 3.

Response: City Search allows restaurant goers to blog their feedback on the internet by rating restaurants using a rating system based on one to five stars. The Company has revised its disclosure to read as follows:

“Giggles N Hugs was rated amongst the best family and kid-friendly restaurants by City Search (a division of Interactive Corp., which allows restaurant goers to blog their feedback on the internet, by rating  restaurants using a rating system based on one to five stars) and Nickelodeon (a division of Viacom).”

5.	Please remove the reference to your “flagship location” in the last paragraph on page 3, as this suggests that you have more than one location.

Response: The Company has removed the reference to “flagship location” from its filing.

6.
You state in the third paragraph on page 3 that the unique design and play area at the Brentwood location was a “huge success.” Given this level of success, please explain why you closed the Brentwood location.

Response: Due to the limited size of the Brentwood location, the Company’s ability to offer one of its most popular features –“drop-off” services – was hindered (“drop-off” services is when parents can drop off their children and go shopping while their children play in a supervised atmosphere). In addition, other factors such as lack of available parking, the location’s strip mall characteristics, and isolated location became problematic. As a result, the Company decided it was in their best interest to close the restaurant, and secure a larger venue located at the Century City Mall.

The Company revised its disclosure as follows:

“The original Giggles N Hugs opened its doors in February 2008 and was located in the posh Brentwood district of Los Angeles. The unique design and 1,500 square-foot play area was a huge success and solidified our proof of concept. However, due to the limited size of the location, our ability to offer one of our most popular features –“drop-off” services – was hindered (“drop-off” services is when parents can drop off their children and go shopping while their children play in a supervised atmosphere). In addition, other factors such as lack of available parking, the location’s strip mall characteristics, and isolated location became problematic. As a result, we decided it was in our best interest to close the restaurant, and secure a larger venue located at the Century City Mall. Nevertheless, our Brentwood location proved our concept worked and was in demand.”

7.
We note the statement that the play space at the new location is “double the size” of the original location. We also note, however, your disclosure that the play space at the original location was 2,500 square feet and the play area at the new location is 2,000 square feet. Please reconcile the inconsistency.

Response: The Company has revised its disclosure to correct the typos. The play space at the original location was 1,500 square feet and the play space at the new location is 2,500 square feet.

8.
Please refer to the last paragraph on page 3. Revise to explain what you mean by “drop off service.” If this is different from the Curb-side take-out you discuss on page 15 please revise to explain this in the Operation Plan beginning on page 14. Additionally please revise your Operation Plan disclosure to address all aspects of your business plan, including “private party rentals,” “a new line of frozen foods specifically designed for children,” and “entertainment.”

Response: The last paragraph on page 3 was revised to include a description of what “drop off service” means. The “drop off service” description was also added in the Operation Plan section. In addition, the Company revised its Operation Plan disclosure to address all aspects of the Company’s business plan.

9.	Please revise to provide a timeframe for what you mean by “in the near future” in the last paragraph on page 3.

Response: The Company revised the last sentence in the last paragraph on page 3 as follows:

“With sufficient financing, Giggles N Hugs plans on expanding throughout the country in the future.”

Expansion, page 5

Franchises, page 5

10.	Please disclose what factors will influence your decision to elect to franchise rather than open new company-owned stores.

Response: The Company has revised its disclosure as follows:

“Franchises.  We have received substantial inquiries from persons interested in franchising our stores.  Therefore, in addition to, or in lieu of our company-owned restaurants, we believe we can efficiently grow our operations by franchising our stores to a well-qualified and financed franchising group for large scale development. We feel it is crucial to have a reputable partner who can help provide the necessary capital to expand our business, but also maintain the quality, atmosphere, and reputation of our brand.”

11. Revise to explain what you mean by “qualified area developers.”

Response: The Company replaced “qualified area developers” with “well qualified and financed franchising group for large scale development.”

Marketing and Advertising, page 6

12.	Please revise to clarify what you mean that “[y]our cause” and community marketing would better root your presence.

Response: The Company has removed “our cause” from its disclosure. In addition, the Company revised its disclosure as follows:

“We believe that community marking such as hosting community fund raisers for schools located in the area and hosting local charity events would better root our presence in the minds of the area locals.”

13. Please remove reference to advertising on Disney and Nickelodeon by name unless you have agreements currently in place.

Response: The Company has removed any reference to Disney and Nickelodeon in its filing.

Competition, page 7

14.
Please revise to provide more balanced disclosure in this section. In general, avoid negative statements about competitors. We note the statements “only serves pizza and related foods” and “[m]ost play areas have minimal food preparation areas, if any, consisting only of a microwave oven or toaster” in the first paragraph and “which improves upon the competition” in the third paragraph.

Response: The Company has revised it’s disclosure in its Competion section. More importantly, has removed any negative statements about competitors.

15. Please provide us the basis for your statement that your presence has “significantly affected the business of other local establishments.” Otherwise, please eliminate this and any similar statements.

Response: The Company has removed the statement that its presence has “significantly affected the business of other local establishments” from its filing.

16.
Please revise the fourth paragraph significantly as it appears that there are competitors that offer many of these qualities and the disclosure does not appear directly responsive to Item 101(h)(4)(iv).

Response: The Company has removed the fourth paragraph in its entirety from its filing.

Risk Factors, page 8

17.	Please provide a risk factor discussing your lack of profitable operations in recent periods and disclose your current monthly “burn rate.”

Response: The Company has added a risk factor discussing its lack of profitable operations in recent periods and disclosed its current monthly burn rate. The Company added the following risk factor to its filing:

Our present limited operations have not yet proven profitable.

To date we have not shown a profit in our operations.  We cannot assure that we will achieve or attain profitability in 2012 or at any other time.  If we cannot achieve operating profitability, we may not be able to meet our working capital requirements, which will have a material adverse effect on our business operating results and financial condition. Our current monthly burn rate is between $175,000 and $200,000.

18.
Because your sole officer is your only director, he will determine any future salary and perquisites, which may impact your ability to generate net income. Please add a risk factor for this risk or tell us why it is not necessary.

Response: The Company added the following risk factor to its filing:

Our sole officer and director has the ability to determine his salary and perquisites which may cause us to have a lack of funds available for net income.

Because our sole officer and director has the discretion to determine his salary and perquisites we may have no net income. If our sole officer determines that his salary is at a level above our potential earnings the Company may not have funds available.

19.	Please revise to include a risk factor discussing and quantifying the costs of being a public company.

Response: The Company added the following risk factor to its filing:

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with public company reporting requirements and costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission, or SEC, and FINRA. We expect these rules and regulations to increase our legal and financial compliance costs about $200,000 to $250,000 a year and to make activities more time-consuming and costly.

20. Please revise to include a risk factor discussing that your sole executive officer and director has no experience managing a public company.

Response: The Company included the following risk factor to its filing:

Our Chief Executive Officer and sole Director, Mr. Joey Parsi, has no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting.

We have never operated as a public company. Mr. Parsi, our Chief Executive Officer and director, has no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations, which are required for a public company. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected. Our inability to operate as a public company could be the basis of your losing your entire investment in us.

Risks Related to our Common Stock, page 12

21. Please provide a risk factor addressing that your stock has traded only on a very sporadic basis, as mentioned on page 21.

Response: The Company has included the following risk factor to its filing:

Trading in our common stock has been sporadic, and our stock price could potentially be subject to substantial fluctuations.

Our common stock is quoted on the OTCQB, but generally is not actively traded. Our stock price could be affected substantially by a relatively modest volume of transactions.

Because our common stock could fall under $5.00 per share, page 12

22. Please revise to state that your stock has fallen below $5.00 per share.

Response: The Company has revised its risk factor to state that their common stock has fallen under $5.00 per share.

If we fail to remain current on our reporting requirements with the SEC, page 12

23. Please advise as to why you refer to the OTC Bulletin Board as the OTCQB.

Response: The Company replaced OTC Bulletin Board with OTC Markets QB in its disclosure.

Concentrated Ownership, page 13

24. Please revise to reflect that a majority of your stock is controlled by Joey Parsi.

Response: The Company has revised its disclosure to reflect that a majority of the Company’s stock is controlled by Joey Parsi.

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 13

Results of Operations, page 14

25.
Please revise significantly to provide the information required by Item 303(a)(3) of Regulation S-K. Please also include a discussion of your results of operations for the interim period following December 31, 2010.

Response: The Company has revised its Results of Operations section to include the results of operations as of the year ended December 31, 2011 compared to December 31, 2010. The disclosure now reads as follows:

RESULTS OF OPERATIONS

As a result of our recent acquisition of 100% of GNH and change in business and operations, a discussion of the past financial results of Giggles is not pertinent and the financial results of GNH and its Giggles N Hugs Century City Location, the accounting acquirer, is considered the financial results of the Company on a going-forward basis.

REVENUE

	Fiscal Year Ended December 31,		Increase (Decrease)
	2011	2010	$	%
Revenue:
Food and beverage sales	$679,181	$41,626	$637,555	1,532%
Private party rentals	310,005	49,080	260,925	532%
Other sales	239,503	12,437	227,066	1,826%
Allowances, returns and discounts	(112,539)	(5,725)	106,814	1,866%
Net sales	$1,116,150	$97,418	$1,018,732	1,046%

Our Century City restaurant held its grand opening in December of 2010. Prior to that, the location was under construction and not opened for business. As a result, a period-to-period comparison of sales data is not a reliable indicator of our growth prospects. Additionally, throughout 2011, we introduced new revenue streams, including offering alcoholic beverages, monthly membership cards, child drop-off services and Giggles N Hugs-branded merchandise. Our management believes we have a diverse product mix and plan to continue to innovate and roll out new revenue opportunities.

Our food and beverage sales for the fiscal year ended December 31, 2011 were $679,181 compared to $41,626 in the fiscal year ended December 31, 2010. This resulted in an increase in food and beverage sales of $637,555, or 1,532%, from the same period a year ago. We offer a healthy alternative to typical child friendly restaurants, offering appetizing menu options that incorporate nutritious ingredients some children would normally shy away from. We are continuously evaluating and modifying our menu to accommodate guest requests. During July 2011, we obtained our liquor license and began to offer alcoholic beverages, sales of which we believe will begin to contribute more substantially to revenues in future periods.

Our private party rentals for the fiscal year ended December 31, 2011 were $310,005 compared to $49,080 in the fiscal year ended December 31, 2010. This resulted in an increase in private party rentals of $260,925, or 532%, from the same period a year ago. Party rentals range from as few as 15 guests up to 200 and contribute significantly to our revenues. Private party rentals accounted for over 27% of net sales during the year ended December 31, 2011 and over 50% in the year ended December 31, 2010. We believe that party revenue will continue to be a significant contributor to net sales and we plan to work diligently to advertise the availability of and attract future parties.

Sales from other sources include the fee we charge for guests to access our over 2,000 square-foot children’s play area, sales of our one-, three- or six-month membership cards entitling entrance to the play area at a discounted price and sales from Giggles N Hugs-branded merchandise. Other sales for the fiscal year ended December 31, 2011 were $239,503 compared to $12,437 in the fiscal year ended December 31, 2010. This resulted in an increase in sales of $227,066, or 1,826%, from the same period a year ago.

Allowances, returns and discounts for the fiscal year ended December 31, 2011 were $112,539 compared to $5,725 in the fiscal year ended December 31, 2010. This resulted in an increase in allowances, returns and discounts of $106,814, or 1,046%, from the same period a year ago.

COSTS AND OPERATING EXPENSES

	Fiscal Year Ended December 31,		Increase (Decrease)
	2011	2010	$	%
Costs and operating expenses:
Cost of sales	$274,168	$26,679	$247,489	928%
Labor	519,558	42,946	476,612	1,110%
Occupancy cost	238,291	64,059	174,232	272%
Depreciation	101,279	8,056	93,223	1,157%
Total operating expenses	$1,133,296	$141,740	$991,556	700%

Other Expenses
Consulting expenses	444,200	-	444,200	- *
Professional expenses	273,593	4,272	269,321	6,304%
General and administrative expenses	324,440	65,778	258,662	393%
Total other expenses	1,042,233	70,050	972,183	1,388%

Total costs and operating expenses	2,175,529	211,790	1,963,739	927%

Net Loss	$(1,059,379)	$(114,372)	$(945,007)	826%

Notes to Costs and Operating Expenses table:

* Not divisible by zero

Cost of sales. Costs related to food purchases, supplies and general restaurant operations totaled $274,168 during the year ended December 31, 2011, which was 928% higher than cost of sales of $26,679 in the year ended December 31, 2010. Food costs fluctuate regularly and are difficult to offset or minimize. Any increase in costs of certain commodities could adversely impact our operations unless we pass any such price increases to our guests.

Labor. Labor expenses for the year ended December 31, 2011 was $519,558, an increase of 1,110%, from the year ended December 31, 2010. We are a customer service company and our primary variable cost is related to providing such services. As a result, labor costs comprised 24% of our total expenses during the year ended December 31, 2011, compared to 20% in the comparable period ended December 31, 2010. Labor costs are constantly fluctuating and any changes to minimum wages payable could adversely impact our operations.

Occupancy Cost. Occupancy cost for the year ended December 31, 2011 was $238,291, an increase of 272%, from the year ended December 31, 2010. Rent and other related items should not materially vary from period to period, aside from periodic increases in accordance to our lease schedule. Future increases may also be related to recording additional deferred rent expense or potential increases resulting from new store development.

Depreciation. Depreciation for the year ended December 31, 2011 was $101,279, an increase of 1,157%, from the year ended December 31, 2010. We depreciate and amortize purchases of our ongoing capital investments and the construction and leasehold improvements related to the development of our Century City store. Subsequent to the period covered by this annual report, we entered into a lease to develop a new location in Topanga, California, for which we expect to incur further construction costs that will be depreciated and amortized in future periods.

Consulting Expenses. In the year ended December 31, 2011, we incurred consulting expense of $440,200, compared to $0 in the comparable period ended December 31, 2010. The consulting expense primarily related to the reverse merger, and we expect the majority of fees paid to consultants in 2011 were non-recurring. Therefore, our management expects consulting fees to decline during the fiscal year 2012. Unfortunately, there can be no assurance we will experience any such decline in consulting expenses.

Professional Expenses. Professional fees for the year ended December 31, 2011 was $273,593, an increase of 6,304%, from the year ended December 31, 2010, in which we incurred only $4,272 in professional fees. These fees primarily include accounting fees, fees related to the audit of our financial statements, legal fees and fees incurred from other professional service firms. We expect to continue to incur professional fees in relation to maintaining our public reporting status with the Securities and Exchange Commission.

General and Administrative. In the normal course of our operations, we incur various expenses, including, but not limited to, legal fees, accounting fees, advertising and promotion, utilities, office supplies and postage and shipping expenses. During the year ended December 31, 2011, general and administrative expenses were $324,440, compared to $65,778 in the year ended December 31, 2010.

Net Loss

Our net loss for the fiscal year ended December 31, 2011 was $1,059,379, an increase of $945,007, or 826%, from $114,372 for the fiscal year ended December 31, 2010. We continue to have a net loss and believe the loss will be reduced and profitability will be attained in future quarters as the popularity of our restaurants increase.

Operation Plan, page 14

26.
For each plan you list, please revise to provide a timeline including milestones and the costs you will face at each step along the way. Discuss what steps you have taken so far. Explain which initiatives will require you to raise additional capital. Similarly, please discuss timeline, cost, and any need to raise capital in the Marketing and Advertising section on page 6.

Response: The Company has revised the Operation Plan section and the Marketing and Advertising section of its filing.

Company-Owned Restaurants, page 14

27.
Please revise to clarify what you mean by “we are considering.” Explain the status of any negotiations. Additionally please clearly state whether any agreements have been executed. To the extent your expansion plans are currently limited to locations owned or operated by Westfield, please revise your disclosure accordingly.

Response: The Company revised its disclosure as follows:

Company-Owned Restaurants.  One near term strategy is to explore opening company-owned and/or managed restaurants within the next twelve months. Currently, we are in discussions with The Westfield Group to potentially open new Giggles N Hugs restaurants at The Westfield Valencia Mall and The Westfield Santa Anita Mall. In March 2012, we signed a 10-year commercial lease for 5,900 square feet of space at The Westfield Topanga Shopping Center in the San Fernando Valley.

New Products and Services, page 15

28. Please revise to explain what you mean by “considering a partnership” with a baby products supplier. Explain the status of any negotiations and state whether you have any agreements executed.

Response: The Company revised its disclosure as follow:

•Furniture and Equipment Referrals.  Parents frequently ask us where to purchase various furniture, fixtures, toys, and equipment inside our play area. We are in discussions with a baby products supplier to potentially receive commissions for each referral. We have been in active discussions with manufacturers but have not come to any definitive agreement.

Liquidity and Capital Resources, page 15

29. Please update this discussion through your most recent interim period. Please also include a more specific discussion of your internal and external sources of liquidity, both on a short-term and a long-term basis. With respect to your funding milestones, please explain how you intend to achieve these funding levels.

Response: The Company revised its disclosure as follows:

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2011, we had $608,309 in cash and equivalents and $14,297 in inventory. The following table provides detailed information about our net cash flow for all financial statement periods presented in this Annual Report. To date, we have financed our operations through the issuance of stock and borrowings, in addition to sales-generated revenue.

The following table sets forth a summary of our cash flows for the year ended December 31, 2011 and 2010:

	Fiscal Year Ended December 31,
	2011	2010
Net cash used in operating activities	$(1,083,710)	$(11,402)
Net cash used in investing activities	(42,324)	(358,010)
Net cash provided by financing activities	1,718,759	384,996
Net increase in Cash	592,725	15,584
Cash, beginning of year	15,584	-
Cash, end of year	$608,309	$15,584

Operating activities

Net cash used in operating activities was $1,083,710 for the year ended December 31, 2011, as compared to $11,402 used in operating activities for the same period in 2010.

Investing activities

Net cash used in investing activities was $42,324 for the year ended December 31, 2011, as compared to $358,010 used in investing activities for the same period in 2010.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2011 was $1,718,759, as compared to $384,996 for the same period of 2010. Financing activities during 2011 have been a critical factor in our ability to build-out and open our Century City location.

We expect to use our cash to invest in our core businesses, including new product innovations, advertising and marketing, as well as the construction and build-out of additional restaurant locations. Other than normal operating expenses, cash requirements for fiscal 2012 are expected to consist primarily of capital expenditures for the build out of our Topanga, California stores and additional investments in advertising and marketing efforts.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Executive Compensation, page 19

30. Please revise to provide disclosure for the fiscal year ended December 31, 2011 for your named executive officers and directors.

Response: The Company added the following disclosure for the fiscal year ended December 31, 2011 for its executive officers and directors:

During the year ended December 31, 2011, our executive officers agreed to provide services to us without compensation until such time as we have sufficient earnings from our revenue.

No actions took place in 2011 relative to Executive Compensation.

Director Compensation

As a result of having limited resources, as of December 31, 2011, we do not have an established compensation package for board members.

Certain Relationships and Related Transactions, and Director Independence, page 20

Promoters and Certain Control Persons, page 20

31. Please explain to us why you believe Joey Parsi is not a promoter or control person. Refer to Item 404(c) of Regulation S-K.

Response: The Company revised its disclosure to add the following:

In connection with the closing of the Merger, Mr. Joey Parsi obtained control of the Company by acquiring indirect beneficial control of 18,289,716 shares of common stock or 80%. Although Mr. Parsi, together with his wife, have indirect beneficial control over the 18,289,716 shares held directly by Giggles N Hugs LLC (Mr. Parsi is the managing member), other members of the limited liability company have ownership rights as well. Giggles N Hugs LLC intends to distribute the 18,289,716 shares to all its members of which Mr. Parsi (together with his wife) will receive 17,623,825 shares or 77%.

32. Please disclose all related party transactions as required by Item 404(a) of Regulation S-K. We note, for example, the loans to an entity that is owned and controlled by a director of the company disclosed on page 6 of your Quarterly Report on Form 10-Q for the period ended September 30, 2011. Please also file any such related party contracts as exhibits to the amended Form 8-K.

Response: The Company revised its disclosure to add the related party transactions as follows:

Transactions with Related Persons

During the year ended December 31, 2011, a stockholder received net distributions from us in the total amount of $282,510. The distributions are not expected to be repaid and are considered to be a reduction to additional paid-in capital.

On December 30, 2011, we issued 4,000,000 shares of our common stock in connection with the consummation of the merger with GNH, Inc. In exchange, we acquired 100% of the outstanding common stock of GNH, Inc.

Market Price Of And Dividends On Our Common Equity And Related Stockholder
Matters, page 21

33. You state that your common stock has been traded since May 24, 2010, yet the tables on page 21 only show prices for the fourth quarter of 2010 and 2009. Please revise or advise.

Response: Under the heading “Market Information” the Company states that they have been elible to participate in the OTCBB since May 24, 2010. The tables for the years ending 2010 and 2011 include the the high and low bid prices as reported by a Quarterly Trade and Quote Summary Report of the OTCBB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

Financial Statements

34. Please furnish the unaudited September 30, 2011 historical financial statements for both GNH, Inc and Giggles N Hugs Century City Location in an amendment to the Form 8-K. Please refer to the guidance in Rule 8-04(c)(1) of Regulation SX, accordingly.

Response: In the amendment of the Form 8-K the Company has furnished the audited consolidated financial statements of the Company for the years ended December 31, 2011 and December 31, 2010 in lieu of the unaudited pro forma combined financial statements of Giggles N Hugs, Inc., GNH, Inc. and Giggles N Hugs Century City Location for the fiscal year ended December 31, 2010 and period ended September 30, 2011.

Statement of Operations – page G-3

35. In light of the nature of your business, it appears you should revise your presentation of gross profit. Since rent, labor and other store operating expenses contribute directly to the generation of revenues, it appears that any measure of profitability presented should deduct these expenses. In addition, we suggest you disaggregate the caption “cost of sales” into its major components, such as food, beverage and labor.

Response: The Company revised its presentation of cost of sales into the major components and eliminated the gross profit presentation in its consolidated financial statements for the years ended December 31, 2011 and December 31, 2010.

Note 1 – Significant Accounting Policies (Revenue Recognition) – page G-7

36. Reference is made to the September 30, 2011 pro forma statement of operations (page I-2). We note that Giggles N’ Hugs Century City Location incurred material allowances and discounts to revenues in deriving net sales for the nine months ended September 30, 2011. In future filings, please disclose the nature of the allowances and discounts as well as the accounting treatment for these items as part of your revenue recognition accounting policy. Please confirm accordingly.

Response: The Company confirms that in future filings, the Company will include the accounting treatment for allowances and discounts in its accounting policies.

Form 10-Q for Quarterly Period Ended September 30, 2011

Balance Sheet – page 3

37.
Reference is made to Note 6 (Notes Receivable) and Note 8 (Stockholders’ Equity). We note that the company both issued shares of common stock with Joey Parsi proceeds of $1.968 million and provided a $1.562 million loan to an entity controlled by a director of the Company during the interim nine-month fiscal 2011 period. From disclosures on pages 16-17 in the Form 8-K(A) filed January 9, 2012, we also note that Mr. Joey Parsi is the only executive officer and director of the company and owns approximately 80% of the registrant through his beneficial control ownership of Giggles N Hugs LLC (an affiliated entity). It appears the shares of common stock issued for cash and the cash loans provided by the company were to Mr. Joey Parsi (or an affiliated entity). In substance, the net effect of these two affiliated transactions results in a note receivable from the sale of stock to an affiliate for the amount owed on their note receivable. As such, the current note receivable balance owed from the related party is equivalent to an unpaid subscription receivable for the company’s capital stock. Therefore, it appears the $1.110 million balance on the note receivable – related party as of September 30, 2011 should be classified as a deduction from stockholders’ equity and not as an asset. Please refer to the guidance in Topic 4E of the Staff Accounting Bulletins. Please advise and revise the balance sheet in an amendment to the Form 10-Q, as applicable.

Response: The Company has amended its presentation of the notes receivable – related party to the equity section of the balance sheet in the amended Form 10-Q.

38. Please note that if the balance sheet is amended in the Form 10-Q a corresponding revision should also be made in the September 30, 2011 pro forma balance sheet presented in the amendment to the Form 8-K(A) filed January 9, 2012.

Response: The Company has addressed your comment in its audited consolidated financial statements for the years ended December 31, 2011 and December 31, 2010.

In connection with the response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact the undersigned at 619-704-1310.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein
Stoecklein Law Group

Cc:           Joey Parsi
Giggles N Hugs, Inc.